UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



   (Check one): [ ] Form 10-K   [ ]Form 20-F    [X]Form 10-Q   [ ]Form N-SAR

                       [X] For Period Ended: March 31, 2003
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       [ ] For the Transition Period Ended:_____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A
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PART I - REGISTRANT INFORMATION

Waterford Gaming, L.L.C.
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Full Name of Registrant

N/A
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Former Name if Applicable

PO Box 715, 914 Hartford Turnpike
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Address of Principal Executive Office (Street and Number)

Waterford, CT 06385
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c)  The accountant's statement or other exhibit required


PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Len Wolman                (860)                 442-4559
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             (Name)               (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?   [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that net income for the first quarter of 2003 will be significantly greater than net income from the corresponding period for the prior fiscal year. The Registrant currently anticipates that net income for the first quarter of 2003 will be approximately $3 million. The Registrant and its independent accountants are evaluating certain transactions to determine whether or not there is a need to restate the Registrant's net income for the first quarter of fiscal year 2002 from a net loss of approximately $1 million to net income of approximately $1.5 million. If such a restatement is made, the Registrant anticipates it may also restate its financial reports for other historical periods. In any such restatement the Registrant does not anticipate making any change in the net increase or decrease in cash or cash equivalents for the first quarter of 2003 or for any historical period.


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                            Waterford Gaming, L.L.C.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2003                      By:     /s/Len Wolman
                                                -------------
                                                Len Wolman
                                                President